

April 13, 2011

Dr. Ely Steinberg
Chief Executive Officer
Conex MD, Inc.
33 Herzel St.
Ra'anana, Israel 43353

> **Re:** **Conex MD, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 5, 2011**
> **File No. 333-171892**

Dear Mr. Steinberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospective Cover page

1. We note your response to comment four from our letter dated April 1, 2011. Please recalculate the aggregate consideration to be received by the selling stockholders based on the number of registered shares and $0.03 fixed offering price.

Compliance with Government Regulation, page 20

2. We note your response comment five from our letter dated April 1, 2011. We reissue our request that you provide examples of specific regulations that will affect your business in the jurisdictions where you intend to market your services. If you have not yet identified specific markets, please provide some illustrative examples of regulations that could apply to your business in different jurisdictions.

Dr. Ely Steinberg
Conex MD, Inc.
April 13, 2011
Page 2

Director Compensation, page 27

3. Please revise your table to include the "Total" figures under Item 404(r)(2) of Regulation S-K.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

Fax: Thomas Puzzo, Esq
        (206) 260-0111